November 8, 2005


      Mail Stop 4561

Mr. Cery Perle
Chief Executive Officer
Newport International Group, Inc.
73061 El Paseo Road, Suite 202
Palm Desert, CA  92260

      Re:	Newport International Group, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Forms 10-Q for the quarters ended March 31 and June 30,
2005
      Filed 4/1/05
      File No. 000-30587

Dear Mr. Perle:

      We have reviewed your response letter dated November 3, 2005 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Draft Form 10-QSB/A for the quarter ended June 30, 2005

1. Please file an amended Form 10-QSB to incorporate the proposed revisions in the draft Form 10-QSB submitted to us on November 3, 2005.






Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Stock Based Compensation, page 12

2. The net loss for the six months ended June 30, 2005 as reported in your pro forma stock-based compensation table does not agree to the net loss reported on your consolidated statements of operations.
Please revise as necessary.

Management`s Discussion and Analysis or Plan of Operation

Critical Accounting Policies, page 25

3. We note your revised disclosure regarding SFAS 115 as it applies to your investment in equity securities. However, paragraph 16 of SFAS 115 provides that if a decline in fair value is judged to be other than temporary, the cost basis of the individual security shall be written down to fair value, not its forecasted recovery amount. Please revise your policy and disclosure.


*    *    *    *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.







      You may contact Kristi Beshears at (202) 551-3429 or me at
(202) 551-3486 if you have questions.



						Sincerely,



Daniel L. Gordon
Branch Chief


cc:	Mark Boisseau (via facsimile)

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Newport International Group, Inc.
November 8, 2005
Page 1